May 1, 2007

Ashmead Pringle
Greenhaven Continuous Commodity Index Fund
3340 Peachtree Road, Suite 1910
Atlanta, GA 30326

> **Re: Greenhaven Continuous Commodity Index Fund**
> **Greenhaven Continuous Commodity Index Master Fund**
> **Amendment No. 1 to Form S-1**
> **Filed March 28, 2007**
> **File No. 333-138424**

Dear Mr. Pringle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page number references in our comments correspond to the page numbers in your EDGAR filing.

General

1.   In your next amendment, please ensure that the EDGAR filing is marked to show changes from the previous filing.

2.   We note your response to prior comment 5; however, we are unable to locate a discussion of legal proceedings as required by Item 103 of Regulation S-K, a discussion of executive compensation as required by Item 402, or disclosure regarding security ownership as required by Item 403. Please revise the filing to include this information or direct us to the location of this information in the prospectus.

Prospectus Cover Page

3.   We note your response to prior comment 10. Please revise the pricing table in the middle of the page to provide the appropriate information in each column relating to the initial offering period.

Summary

The Fund; The Master Fund, page 1

4.   We note your response to prior comment 13. Please revise the disclosure to describe the contractual limitations on the Trustee's responsibility and oversight of the Fund and the Master Fund that are contained in the Declarations of Trust.

Risk Factors

You could lose your investment in the event that Reuters America LLC decides to terminate the license agreement between itself and the Managing Owner, page 3

5.   We note that the license agreement is between Reuters and the Managing Owner, rather than the Fund. Please provide an additional risk factor discussing the risk, if true, that the Managing Owner could develop products under the license agreement that would directly compete with the Fund and the Master Fund.

Break Even Analysis, page 11

6.   Please include amounts in the break even table with your next amendment or tell us why you are unable to provide the amounts.

The Index, page 12

7.   We note your response to prior comment 24. Please revise further to identify the contracts that trade on multiple exchanges and to specifically identify the contracts that trade on foreign exchanges, as previously requested. Disclose the effect that this has on the Fund's investment objectives. Also, as previously requested, please disclose whether the Fund has the ability to enter into forwards, swaps, or other non-exchange traded instruments and discuss how this may impact its ability to track the index.

Creation and Redemption of Shares, page 18

8.   We note your response to prior comment 26; however, we are unable to locate the revised disclosure. Please direct us to the appropriate disclosure or revise to disclose whether

investors will be permitted to purchase Baskets from Authorized Participants and, if so, whether those persons would be viewed as statutory underwriters.

The Managing Owner, page 24

9.   Please revise to describe Mr. Fernandes's employment from May 2005 through October 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 36

10.   We have read your response to prior comment 32 but are unable to locate your revisions. As previously requested, please revise your disclosure to clarify how the Fund expects to generate cash or advise us.

11.   We have read your response to prior comment 33 but are unable to locate your disclosure that includes a summary of the terms and fees payable under the agreement with the Managing Owner. Please revise or advise us.

Plan of Distribution

Continuous Offering Period, page 59

12.   Refer to the carry-over paragraph at the bottom of page 59. Please revise to clarify, if true, that Authorized Participants will not offer shares to the public during the initial offering period.

Financial Statements

13.   We have read your response to prior comment 40 and note that you intend to file audited financial statements in the next pre-effective amendment. Upon our review of your financial statements, we may have additional comments.

Part Two – Statement of Additional Information

14.   The Statement of Additional Information is considered part of the prospectus. Please revise the page numbers so that they are continuous from part one. Please include a reference to the Statement of Additional Information in the Table of Contents for the prospectus. In addition, please tell us why you have included the Declaration of Trust and Trust Agreement as part of the prospectus instead of an exhibit to the registration statement.

Part II

Item 15. Recent Sales of Unregistered Securities

15.   We note the disclosure that you deleted in response to our prior comment 41. Please confirm to us, if true, that no units of the Fund or the Master Fund have been or will be issued prior to the effective date of the registration statement.

Signatures

16.   We note your response to prior comment 42; however, we are unable to locate the additional signatures referenced in your response. Please revise your next amendment to include all additional required signatures or tell us why the current signatures are sufficient.

Exhibits

17.   Please file your legal opinion with the next amendment or provide a draft opinion for us to review. We must review your opinion before we declare the registration statement effective and we may have additional comments.

18.   We note the reference on page 3 to your exclusive license agreement with Reuters. Please file the agreement as an exhibit to the registration statement or tell us why you believe it is not a material contract. Refer to Item 601(b)(10) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow at (202) 551-3428 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Barry Breen, Esq. *(via facsimile)*
        Tannenbaum Helpern Syracuse & Hirschtritt LLP